SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)

                               Moore Products Co.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   615836-10-3
                                 (CUSIP Number)



    Check the following box if a fee is being paid with this statement: [ ]






                                PAGE 1 OF 9 PAGES



CUSIP NO.         615836-10-3                                 PAGE 2 OF 9 PAGES


(1)      NAME OF REPORTING PERSON                             Frances O. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON


(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE                         United States
         OF ORGANIZATION


 NUMBER OF                 (5)      SOLE VOTING                     0
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             326,854
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                            0
   WITH                             DISPOSITIVE
                                    POWER

                           (8)      SHARED                     326,854
                                    DISPOSITIVE
                                    POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                         326,854
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                         [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                             12.3%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                                 IN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         615836-10-3                                  PAGE 3 OF 9 PAGES


(1)      NAME OF REPORTING PERSON                             Thomas C. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON


(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE                                 United States
         OF ORGANIZATION


 NUMBER OF                 (5)      SOLE VOTING                32,492
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             313,000
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                       32,492
   WITH                             DISPOSITIVE
                                    POWER

                           (8)      SHARED                    313,000
                                    DISPOSITIVE
                                    POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                        345,492
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                        [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                         13.4%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                                IN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         615836-10-3                                 PAGE 4 OF 9 PAGES


(1)      NAME OF REPORTING PERSON                             James O. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON


(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE                       United States
         OF ORGANIZATION


 NUMBER OF                 (5)      SOLE VOTING                37,333
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             313,000
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                       37,333
   WITH                             DISPOSITIVE
                                    POWER

                           (8)      SHARED                    313,000
                                    DISPOSITIVE
                                    POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                        351,533
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                        [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                           13.6%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                                IN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         615836-10-3                                 PAGE 5 OF 9 PAGES


(1)      NAME OF REPORTING PERSON                             William B. Moore
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON


(2)      CHECK THE APPROPRIATE BOX IF A              (a)      [ ]
         MEMBER OF A GROUP*                          (b)      [X]

(3)      SEC USE ONLY

(4)      CITIZENSHIP OR PLACE                                 United States
         OF ORGANIZATION


 NUMBER OF                 (5)      SOLE VOTING                44,793
  SHARES                            POWER
BENEFICIALLY
  OWNED BY                 (6)      SHARED VOTING             313,000
    EACH                            POWER
 REPORTING
  PERSON                   (7)      SOLE                       44,793
   WITH                             DISPOSITIVE
                                    POWER

                           (8)      SHARED                    313,000
                                    DISPOSITIVE
                                    POWER

(9)      AGGREGATE AMOUNT BENEFICIALLY                        362,793
         OWNED BY EACH REPORTING PERSON

(10)     CHECK BOX IF THE AGGREGATE AMOUNT                       [ ]
         IN ROW (9) EXCLUDES CERTAIN SHARES*

(11)     PERCENT OF CLASS REPRESENTED                         14.0%
         BY AMOUNT IN ROW (9)

(12)     TYPE OF REPORTING PERSON*                               IN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 6 OF 9 PAGES

AMENDMENT NO. 21 TO SCHEDULE 13G OF FRANCES O. MOORE, THOMAS C. MOORE, JAMES O. MOORE, AND WILLIAM B. MOORE

RE:      COMMON STOCK OF MOORE PRODUCTS CO.

ITEM 4.  OWNERSHIP:  (AS OF DECEMBER 31, 1995)

                  OWNERSHIP:  FRANCES O. MOORE

                  (a)      AMOUNT BENEFICIALLY OWNED:326,854 SHARES(1)

                  (b)      PERCENT OF CLASS:                  12.3%

                  (c)      NUMBER OF SHARES AS TO WHICH
                           SUCH PERSON HAS:

                        (i)         SOLE POWER TO VOTE OR           0
                                    DIRECT THE VOTE:

                        (ii)        SHARED POWER TO VOTE      326,854
                                    OR DIRECT THE VOTE:

                        (iii)       SOLE POWER TO DISPOSE           0
                                    OR DIRECT THE
                                    DISPOSITION OF:

                        (iv)        SHARED POWER TO DISPOSE   326,854
                                    OR DIRECT THE
                                    DISPOSITION OF:

                           (1) Gives effect to the conversion of 172,890 shares of Preferred stock into Common stock at the rate of
                           2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.



                                                              PAGE 7 OF 9 PAGES

                  OWNERSHIP:  THOMAS C. MOORE

                  (a)      AMOUNT BENEFICIALLY OWNED:       345,492 SHARES(2)

                  (b)      PERCENT OF CLASS:                  13.4%

                  (c)      NUMBER OF SHARES AS TO WHICH
                           SUCH PERSON HAS:

                        (i)         SOLE POWER TO VOTE OR     32,492
                                    DIRECT THE VOTE:

                        (ii)        SHARED POWER TO VOTE      313,000
                                    OR DIRECT THE VOTE:

                        (iii)       SOLE POWER TO DISPOSE      32,492
                                    OR DIRECT THE
                                    DISPOSITION OF:

                        (iv)        SHARED POWER TO DISPOSE   313,000
                                    OR DIRECT THE
                                    DISPOSITION OF:

                           (2) Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                  OWNERSHIP:  JAMES O. MOORE

                  (a)      AMOUNT BENEFICIALLY OWNED:  351,533 SHARES(3)

                  (b)      PERCENT OF CLASS:                  13.6%

                  (c)      NUMBER OF SHARES AS TO WHICH
                           SUCH PERSON HAS:

                        (i)         SOLE POWER TO VOTE OR     37,333
                                    DIRECT THE VOTE:

                        (ii)        SHARED POWER TO VOTE      313,000
                                    OR DIRECT THE VOTE:

                                                              PAGE 8 OF 9 PAGES

                        (iii)       SOLE POWER TO DISPOSE      37,333
                                    OR DIRECT THE
                                    DISPOSITION OF:

                        (iv)        SHARED POWER TO DISPOSE   313,000
                                    OR DIRECT THE
                                    DISPOSITION OF:

                           (3) Includes 1,200 shares which may be acquired within 60 days upon exercise of stock options. Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                  OWNERSHIP:  WILLIAM B. MOORE

                  (a)      AMOUNT BENEFICIALLY OWNED:      362,793 SHARES(4)

                  (b)      PERCENT OF CLASS:                  14.0%

                  (c)      NUMBER OF SHARES AS TO WHICH
                           SUCH PERSON HAS:

                        (i)         SOLE POWER TO VOTE OR     44,793
                                    DIRECT THE VOTE:

                        (ii)        SHARED POWER TO VOTE      313,000
                                    OR DIRECT THE VOTE:

                        (iii)       SOLE POWER TO DISPOSE      44,793
                                    OR DIRECT THE
                                    DISPOSITION OF:

                        (iv)        SHARED POWER TO DISPOSE   313,000
                                    OR DIRECT THE
                                    DISPOSITION OF:

                           (4) Includes 5,000 shares which may be acquired within 60 days upon exercise of stock options. Gives effect to the conversion of 1,020 shares of Preferred stock into Common stock at the rate of 2.5 : 1. Each share of Preferred stock is entitled to five votes on matters that come before shareholders.

                                                             PAGE 9 OF 9 PAGES

                                   SIGNATURE

EACH OF THE UNDERSIGNED CERTIFIES THAT, AFTER REASONABLE INQUIRY AND TO THE BEST OF THEIR KNOWLEDGE AND BELIEF THE INFORMATION CONCERNING THEM SET FORTH IN AMENDMENT NO. 21 TO THE SCHEDULE 13G IS TRUE, COMPLETE AND CORRECT.

DATE:    FEBRUARY 6, 1996

MOORE PRODUCTS CO.

BY:      /s/      Frances O. Moore
         --------------------------
BY:      /s/      Thomas C. Moore
         --------------------------
BY:      /s/      James O. Moore
         --------------------------
BY:      /s/      William B. Moore
         --------------------------